SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Platform Specialty Products Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72766Q105

(CUSIP Number)

Halit Coussin

Steve Milankov

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Alan Sinsheimer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72766Q105

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 42,737,394
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 42,737,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,737,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 208,483,786 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding immediately after the Issuer’s recently completed public offering, as reported in the Issuer’s prospectus filed on June 25, 2015, plus 2,377,358 additional shares of Common Stock sold to the underwriters of that public offering on exercise of their option to purchase additional shares, as reported in the Issuer’s 8-K filed on June 29, 2015.

CUSIP No.72766Q105

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 42,737,394
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 42,737,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,737,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 208,483,786 shares of Common Stock outstanding immediately after the Issuer’s recently completed public offering, as reported in the Issuer’s prospectus filed on June 25, 2015, plus 2,377,358 additional shares of Common Stock sold to the underwriters of that public offering on exercise of their option to purchase additional shares, as reported in the Issuer’s 8-K filed on June 29, 2015.

CUSIP No.72766Q105

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 42,737,394
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 42,737,394
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,737,394
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 208,483,786 shares of Common Stock outstanding immediately after the Issuer’s recently completed public offering, as reported in the Issuer’s prospectus filed on June 25, 2015, plus 2,377,358 additional shares of Common Stock sold to the underwriters of that public offering on exercise of their option to purchase additional shares, as reported in the Issuer’s 8-K filed on June 29, 2015.

Item 1. Security and Issuer

This amendment No. 2 to Schedule 13D relates to the Schedule 13D filed on October 7, 2014, as amended prior to the date of this amendment (as so amended, the “Original Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Platform Specialty Products Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

The first paragraph of Items 5(a),(b) of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“The Reporting Persons beneficially own 42,737,394 shares of Common Stock (the “Subject Shares”). The number of shares of Common Stock beneficially owned by the Reporting Persons has not changed since the date this Schedule 13D was initially filed. However, the Issuer has issued additional shares of Common Stock to third parties since that date and, solely as a result of those issuances, the Subject Shares now represent a lower percentage of the outstanding shares of Common Stock than reported in that initial filing. Specifically, the Subject Shares now represent approximately 20.3% of the shares of Common Stock outstanding, based on 208,483,786 shares of Common Stock outstanding immediately after the Issuer’s recently completed public offering, as reported in the Issuer’s prospectus filed on June 25, 2015, plus 2,377,358 additional shares of Common Stock sold to the underwriters of that public offering on exercise of their option to purchase additional shares, as reported in the Issuer’s 8-K filed on June 29, 2015.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of October 7, 2014, among Pershing Square, PS Management and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Agreement relating to registration rights, dated November 7, 2013 and countersigned November 9, 2013, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.*

Exhibit 99.4	Subscription Agreement, dated October 3, 2014, between Pershing Square on behalf of the Pershing Square Funds and the Issuer.*

*	Previously Filed